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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-102760 and 333-102760-01

PROSPECTUS SUPPLEMENT
(To prospectus dated March 17, 2003)
 $200,000,000
GMAC ELF Student Loan Asset-Backed Notes
Series 2003-2
GMAC Education Loan Funding Trust-I,
Issuer

GMAC ELF LLC, Sponsor	GMAC Commercial Holding Capital Corp., Servicing Contractor and Administrator

We are offering our notes in the following classes:

Class	Original Principal Amount	Interest Rate	Final Maturity Date	Price To Public	Underwriting Discount	Proceeds To Issuer(1)	Anticipated Date of Issuance and Delivery
A-1L Notes	$100,000,000	3-month LIBOR plus 0.10%	May 25, 2013	100%	0.35%	$99,650,000	September 30, 2003
A-4AR Notes	32,000,000	Auction Rate	September 1, 2040	100%	0.35%	31,888,000	September 30, 2003
A-5AR Notes	60,000,000	Auction Rate	September 1, 2040	100%	0.35%	59,790,000	January 31, 2004(2)
B-2AR Notes	8,000,000	Auction Rate	September 1, 2040	100%	0.35%	7,972,000	September 30, 2003

Total	$200,000,000					$199,300,000

(1)
Before deducting expenses estimated to be $515,000.

(2)
To be delivered on or before this date as we direct.

        The notes will be secured by a pool of student loans originated under the Federal Family Education Loan Program, a cash reserve fund and the other money and investments pledged to the indenture trustee.

        It is a condition to the issuance of the class A notes that they be rated by at least two nationally recognized statistical rating organizations in their highest respective generic rating categories. It is a condition to the issuance of the class B notes that they be rated by at least two nationally recognized statistical rating organizations in one of their respective generic rating categories which signifies investment grade (typically, in one of the four highest rating categories).

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        You should consider carefully the "Risk Factors" beginning on page S-10 of this prospectus supplement and on Page 8 of the prospectus.

        These offered notes are issued by a trust. The offered notes are not obligations of GMAC Commercial Holding Capital Corp., the sponsor or any of their affiliates. This prospectus supplement may be used to offer and sell the offered notes only if accompanied by the prospectus.

        An affiliate of the issuer expects to enter into market making transactions in the offered notes and may act as principal or agent in any of these transactions. Any such purchases or sales will be made at prices related to prevailing market prices at the time of sale. This prospectus supplement and the prospectus may be used by an affiliate of the issuer in connection with these transactions.

        The underwriters named below are offering the classes of offered notes indicated below their names subject to approval of certain legal matters by their counsel. The offered notes will be delivered in book-entry form only on or about the date of issuance for each class of the offered notes set forth above.

Citigroup	GMAC Commercial Holding Capital Markets Corp.	William R. Hough & Co.
(Class A-1L, A-4AR and B-2AR Notes)	(Class A-1L Notes)	(Class A-5AR Notes)

Dated: September 24, 2003

Prospectus Supplement
Summary	S-1
Risk Factors	S-10
Previously Issued Notes	S-13
Recent Developments	S-13
Acquisition of Student Loans	S-13
Use of Proceeds	S-14
Characteristics of Student Loans	S-14
Information Relating to the Guarantee Agencies	S-19
Servicing of the Student Loans	S-24
Eligible Lender Trustee	S-27
Description of the Offered Notes	S-27
Credit Enhancement	S-30
LIBOR Derivative Product Agreements	S-31
Special Note Regarding Forward Looking Statements	S-34
Reports to Noteholders	S-34
Plan of Distribution	S-34
Legal Matters	S-36
ANNEX I Global Clearance, Settlement and Tax Documentation Procedures	A-1
SCHEDULE I Targeted Amortization Schedule for the Class A-1L Notes	I-1
Prospectus
About This Prospectus	ii
Summary of the Offering	1
Risk Factors	8
Special Note Regarding Forward Looking Statements	17
The Student Loan Program of GMAC Education Loan Funding Trust-I	17
Description of the Federal Family Education Loan Program	24
Federal Family Education Loans	25
Insurance and Guarantees	31
Description of the Notes	34
Security and Sources of Payment for the Notes	41
Book-Entry Registration	45
Additional Notes	49
Summary of the Indenture Provisions	49
Description of Credit Enhancement	61
U.S. Federal Income Tax Considerations	62
ERISA Considerations	66
Plan of Distribution	68
Legal Matters	69
Ratings	69
Incorporation of Documents by Reference; Where to Find More Information	69
Glossary of Terms	70

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THE
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        We provide information to you about the offered notes in two separate documents that progressively provide more detail. This prospectus supplement describes the specific terms of the offered notes. The accompanying prospectus provides general information, some of which may not apply to the offered notes. You are urged to read both the prospectus and this prospectus supplement in full to obtain information concerning the offered notes.

        If there is a conflict between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        Cross-references are included in this prospectus supplement and the accompanying prospectus to captions in the materials where you can find further discussions about related topics. The table of contents on the preceding page provides the pages on which these captions are located.

        Some of the terms used in this prospectus supplement and the accompanying prospectus are defined under the caption "Glossary of Terms" beginning on page 70 in the accompanying prospectus.

i

Prospectus Supplement

Summary

        The following summary is a very general overview of the terms of the offered notes and does not contain all of the information that you need to consider in making your investment decision.

        Before deciding to purchase the offered notes, you should consider the more detailed information appearing elsewhere in this prospectus supplement and in the prospectus.

        This prospectus supplement contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward Looking Statements" in this prospectus supplement and in the prospectus.

        The terms "we," "our," "us" and "the trust" as used in this prospectus supplement refer to GMAC Education Loan Funding Trust-I, and not to the sponsor or any other affiliate of the trust or the sponsor.

General

        The offered notes will be issued pursuant to a master indenture and a series 2003-2 supplemental indenture. The class A notes will be senior notes and the class B notes will be subordinate notes having the rights described in this prospectus supplement and in the prospectus. We will issue the class A-1L Notes in minimum denominations of $1,000 or any integral multiple of $1,000 and the class A-4AR notes, the class A-5AR notes and the class B-2AR notes in minimum denominations of $50,000 or any integral multiple of $50,000. We will use the proceeds from the sale of the offered notes to purchase portfolios of student loans, to make an additional deposit to the reserve fund and to pay costs of issuing the offered notes.

        We have previously issued other series of notes and have used the net proceeds we received to purchase student loans. All of those student loans previously acquired, along with the student loans we purchase with the proceeds of the offered notes, have been or will be originated under the Federal Family Education Loan Program and are or will be pledged to the indenture trustee to secure repayment of all of the notes issued under the indenture. The composition of this common pool of collateral will change over time as student loans are repaid and new student loans are added in connection with our issuing additional notes.

        The sole source of funds for payment of all of the notes, including any additional notes, issued under the indenture is the student loans and investments, including derivative product agreements, that we pledge to the indenture trustee and the payments that we receive on those student loans and investments. The indenture trustee may release funds to us if the value of the student loans and other assets in the trust estate exceeds 101.5% of the principal balance plus accrued interest of all senior notes, subordinate notes and junior-subordinate notes, if any, then outstanding and 104% of the principal balance plus accrued interest of all senior notes then outstanding.

Dates of Issuance and Delivery

        The class A-1L notes, class A-4AR notes and the class B-2AR notes will be issued and delivered on or about September 30, 2003. The class A-5AR notes will be issued and delivered on or before January 31, 2004, as we direct, subject to satisfaction of certain conditions described under the heading "Description of the Offered Notes—Conditions Precedent to Issuance of the Class A-5AR Notes" in this prospectus supplement. This prospectus supplement refers to the dates of issuance and delivery of the offered notes as the closing dates.

Cut-Off Dates

        The cut-off date for each student loan we purchase will be the date on which such loan is transferred to the trust. We will receive payments made on each student loan on and after its cut-off date.

Statistical Cut-Off Date

        The information presented in this prospectus supplement relating to the student loans we currently own and the student loans we expect to purchase on the initial closing date is as of July 31, 2003, which we refer to as the statistical cut-off date. We and the sponsor believe that the information set forth in this prospectus supplement with respect to the student loans as of the statistical cut-off date is representative of the characteristics of the student loans as they will exist at the initial closing date of the offered notes, although certain characteristics, including the average borrower interest rate on certain of the student loans acquired since the statistical cut-off date, may vary.

Principal Parties

Issuer:	GMAC Education Loan Funding Trust-I
Sponsor:	GMAC ELF LLC
Servicing Contractor and Administrator:	GMAC Commercial Holding Capital Corp.
Subservicers:	Great Lakes Educational Loan Services, Inc. and ACS Education Services, Inc.
Eligible Lender Trustee and Indenture Trustee:	Zions First National Bank
Delaware Trustee:	Wilmington Trust Company
Auction Agent:	Deutsche Bank Trust Company Americas
Broker-Dealers:	Citigroup Global Markets, Inc. with respect to the class A-4AR notes and class B-2AR notes and William R. Hough & Co. with respect to the class A-5AR notes
Counterparty:	Citibank, N.A.
Underwriters:
Citigroup Global Markets, Inc. with respect to the class A-1L notes, the class A-4AR notes and the class B-2AR notes, GMAC Commercial Holding Capital Markets Corp. with respect to the class A-1L notes, and William R. Hough & Co. with respect to the class A-5AR notes

Additional Fundings

        We will acquire portfolios of student loans on each closing date with a portion of the net proceeds of the offered notes being sold on such date. We will continue to acquire portfolios of student loans until no later than November 30, 2003 with net proceeds from the offered notes issued on the initial closing date and April 30, 2004 with net proceeds from the class A-5AR notes (or such later dates as may be consented to by the rating agencies rating our notes). After these acquisition periods, we will use any remaining net proceeds of the offered notes to make principal reduction payments on the class A-1L notes and to redeem notes as described under the heading "Principal Reduction Payments and Redemptions" below. We will also continue to acquire student loans which are added to the federal consolidation loans we acquire until no later than 210 days after the end of the acquisition periods.

Final Maturity

        The class A-1L notes are due and payable in full by May 25, 2013. The class A-4AR notes, the class A-5AR notes and class B-2AR notes are due and payable in full by September 1, 2040.

Interest Payments

        Class A-1L Notes.    We will pay the holders of class A-1L notes accrued interest on the outstanding principal balance of their class of notes on the 25th day of each February, May, August and November. We sometimes refer to these dates as "quarterly distribution dates." If any quarterly distribution date is not a business day, the quarterly distribution date will be the next business day. The initial quarterly distribution date will be November 25, 2003. The initial interest accrual period for the class A-1L notes begins on its closing date and ends on November 24, 2003. For all other quarterly distribution dates, the interest accrual period will begin on the prior quarterly distribution date and end on the day before such quarterly distribution date.

        Class A-4AR Notes, the Class A-5AR Notes and Class B-2AR Notes.    We will pay the holders of class A-4AR notes, the class A-5AR notes and class B-2AR notes the interest accrued on the outstanding principal balance of their class of notes during the preceding auction period at the applicable interest rate on the first business day after each auction period for such class of notes. If an auction period for a class of notes exceeds 90 days, distributions also will be made to that class of notes on quarterly interest payment dates. The initial auction period for each of these classes of notes will begin on its closing date and end on its initial auction date.

Record Date

        Interest and principal on the offered notes will be payable to the record holders of the offered notes as of the close of business on the record date, which is the business day before the related payment date.

Interest Rates

        Class A-1L Notes.    The class A-1L notes will bear interest at an annual rate equal to three-month LIBOR (except for the initial interest accrual period as described in the next paragraph) plus 0.10%. There will be no cap on the interest rate for the class A-1L notes. The indenture trustee will determine the rate of interest on the class A-1L notes on the second business day prior to the start of the applicable interest accrual period. Interest on the class A-1L notes will be computed on the basis of the actual number of days elapsed during the interest accrual period divided by 360.

        For the initial interest accrual period, the LIBOR rate will be determined by reference to straight line interpolation between one-month and two-month LIBOR, based on the actual number of days in the interest accrual period. The class A-1L notes will bear interest for the initial interest accrual period at such LIBOR rate plus 0.10%.

        Class A-4AR Notes, Class A-5AR Notes and Class B-2AR Notes.    The interest rates on the class A-4AR notes, the class A-5AR notes and the class B-2AR notes will be determined periodically at auction. However, the interest rates on the class A-4AR notes, the class A-5AR notes and the class B-2AR notes for the initial interest accrual periods will be determined by the underwriters prior to the respective closing dates for such offered notes. We sometimes refer to the class A-4AR notes, the class A-5AR notes and the class B-2AR notes as the "offered auction rate securities" and the offered auction rate securities, the outstanding auction rate securities and any other auction rate securities we offer in the future as the "auction rate securities." We sometimes refer to the interest rate for the auction rate securities as the "auction rate." The initial auction dates and the initial rate adjustment dates for the class A-4AR notes and the class B-2AR notes are set forth below (the initial auction date and the initial rate adjustment date for the class A-5AR notes will be determined prior to the closing date for the class A-5AR notes):

Class	Initial Auction Date	Initial Rate Adjustment Date
A-4AR	October 27, 2003	October 28, 2003
B-2AR	October 27, 2003	October 28, 2003

        For each auction period, the interest rate for the offered auction rate securities will equal the least of:

          (a)   the rate determined pursuant to the auction procedures described in the accompanying prospectus under "Description of the Notes—Auction Rate Securities;"

          (b)   a maximum rate defined in the indenture as the least of:

            (i)    the LIBOR rate for a comparable period plus a margin ranging from 1.50% to 3.50% depending upon the then current ratings of the notes;

            (ii)   16%; and

            (iii)  the highest rate permitted by law; and

          (c)   a net loan rate equal to the weighted average interest rate on our student loans less our program expense percentage and net losses realized on the student loans during the preceding calendar quarter (calculated as a percentage of the outstanding principal balance of our student loans). The program expense percentage, which is currently 0.50%, is determined by us and equals our estimated annual expenses divided by the outstanding principal balance of all our loans.

        After the initial auction period, the period between auctions for the offered auction rate securities will generally be 28 days, subject to adjustment if the auction period would begin or end on a non-business day. The broker-dealers may change the length of the auction period or the auction date for any class of offered auction rate securities as described in the prospectus under the heading "Description of the Notes—Auction Rate Securities."

        If, on the first day of any auction period, a payment default on any of the offered auction rate securities has occurred and is continuing, the rate for the interest accrual period will be the non-payment rate, which generally is one-month LIBOR plus 1.50%.

        If in any auction all the offered auction rate securities subject to the auction are subject to hold orders, the interest rate for the interest accrual period will equal the all-hold rate, which is the LIBOR rate for a period comparable to the auction period less 0.20%.

        Interest on the offered auction rate securities will be computed on the basis of the actual number of days elapsed in the related auction period divided by 360.

Principal Reduction Payments and Redemptions

        Generally.    Although no installments of principal are due on the offered notes prior to their stated maturities, on each quarterly distribution date or payment date, as applicable, principal reduction payments and redemptions will be made on the offered notes in an amount equal to the funds available to pay principal on the offered notes as described under the caption "Description of the Notes—Mandatory Redemption" in the prospectus.

        We will make principal reduction payments and redemptions of the notes, including the offered notes, with principal payments that we receive on the student loans and deposit to the redemption account of the acquisition fund. Except as described below or as otherwise specified in a prospectus supplement relating to a series of additional notes, we expect to redeem auction rate securities, regardless of when issued, on approximately a monthly basis in ascending order of maturity and to make principal reduction payments on the class A-1L notes on the quarterly distribution dates. If two or more classes of auction rate securities have the same maturity, each month we will redeem the class having the earliest payment date in that month.

        Principal Reduction Payments on Class A-1L Notes.    So long as any class A-1L notes are outstanding, we will make principal reduction payments on the class A-1L notes so that the outstanding principal balance of the class A-1L notes will equal the targeted balances listed on Schedule I attached hereto on the quarterly distribution dates listed on such Schedule I prior to redeeming any other notes. Principal reduction payments on the class A-1L notes will be made on a pro-rata basis and subsequent to each principal reduction payment, each class A-1L note will be outstanding in a fractional amount of its original principal amount. If all senior auction rate securities have been redeemed, we will use amounts in the redemption account to accelerate the principal reduction payments on the class A-1L notes in advance of the targeted payment schedule listed on Schedule I attached hereto. However, we may issue additional notes in the future with principal reduction payments which are payable concurrently with the principal reduction payments for the class A-1L notes if we reasonably determine, on the date we issue such additional notes, that the issuance of such additional notes will not adversely affect the sufficiency of the amounts directed to make principal reduction payments on the class A-1L notes in accordance with the targeted balances listed on Schedule I attached hereto.

        Mandatory Redemptions of Auction Rate Securities.    After retaining in the redemption account of the acquisition fund an amount sufficient to make the next scheduled principal reduction payments on the class A-1L notes and unless otherwise set forth in a prospectus supplement relating to additional notes, we will redeem the auction rate securities (i) with any net proceeds of the offered notes remaining in the acquisition fund at the end of the respective acquisition periods, (ii) with principal payments received on the student loans, (iii) with amounts remaining in the capitalized interest account on January 1, 2007 and (iv) when the value of the trust's assets is less than 101.5% of the principal balance plus accrued interest of all senior notes, subordinate notes and junior-subordinate notes, if any, then outstanding or 104% of the principal balance plus accrued interest of all senior notes then outstanding, with moneys on deposit in the revenue fund after all other required payments have been made.

        Optional Redemption of Offered Notes.    We may also redeem all outstanding notes, including the offered notes, when the aggregate outstanding principal balance of all of our notes, including any additional notes outstanding, is 10% or less of the aggregate initial principal balance of all of the notes issued under the indenture.

        We cannot predict when the notes offered by this prospectus supplement will be redeemed. However, the class A-1L notes are due and payable in full by May 25, 2013 and the offered auction rate securities are due and payable in full by September 1, 2040.

        The redemption price for offered notes to be redeemed will be the principal balance of the notes plus accrued interest to the date of redemption and, with respect to optional redemptions of offered auction rate securities, any carry-over amounts and interest on the carry-over amounts.

        We will redeem all senior notes before any subordinate notes are redeemed; provided, however, at any time when the value of the trust's assets is greater than 101.5% of the principal balance plus accrued interest of all senior notes and subordinate notes then outstanding and 104% of the principal balance plus accrued interest of all senior notes then outstanding, we will redeem subordinate notes prior to redeeming senior notes until these percentages are reached. These percentages may be lowered with the consent of the rating agencies rating our notes.

        We will provide notice of any redemption or purchase of the offered notes by mailing a copy of the redemption or purchase notice by first class mail to the registered holder of the offered notes (initially a nominee of The Depository Trust Company) not less than 15 days prior to the redemption or purchase date; provided, however, that failure by us to give such notice, or any defect therein, will not affect the validity of the redemption of notes for which no such failure or defect occurs.

        See the discussion under "Description of the Notes" in the prospectus for a more complete discussion of how we will pay your notes.

Credit Enhancement

        We have established a reserve fund to secure all of the notes, including the offered notes, which is intended to enhance the likelihood of timely distributions of interest to the noteholders and to decrease the likelihood that the noteholders will experience losses. In some circumstances, however, the reserve fund could be reduced to zero. Except on a scheduled maturity date for a class of notes, amounts on deposit in the reserve fund, other than amounts in excess of the reserve fund minimum balance that are transferred to the revenue fund, will not be available to cover any principal payment shortfalls. On a scheduled maturity date for a class of notes, amounts on deposit in the reserve fund will be available to pay principal and accrued interest on the notes.

        The class B notes are subordinate notes. The rights of the class B noteholders to receive payments of interest are subordinated to the rights of the senior noteholders to receive payments of interest. Similarly, the rights of the class B noteholders to receive payments of principal are subordinated to the rights of the senior noteholders to receive payments of principal. This subordination is intended to enhance the likelihood of regular receipt by the senior noteholders of the full amount of the payments of interest and principal due them and to protect the senior noteholders against loss.

Parity Ratios

        On the initial closing date, the value of the student loans and the other assets pledged as collateral for the notes (excluding cash in the 2003-2 acquisition account to be paid as premiums on student loans to be acquired during the initial acquisition period) will be approximately 97.13% of the aggregate principal balance plus accrued interest of all our notes outstanding under the indenture. Upon the expenditure of the proceeds of all of the offered notes, the value of the student loans and other assets pledged as collateral for the notes is anticipated to be approximately 102.52% of the aggregate principal balance plus accrued interest of the senior notes outstanding and 97.09% of the aggregate principal balance plus accrued interest of all our notes outstanding under the indenture.

Acquisition of Our Student Loan Portfolio

        On the initial closing date, we will use approximately $103,100,000 of the proceeds of the sale of the offered notes being issued on that date to purchase from the sponsor consolidation student loans originated under the Federal Family Education Loan Program. We will also deposit approximately $33,985,000 (24.28%) of the proceeds of the offered notes being issued on the initial closing date to the 2003-2 acquisition account. We expect to use these proceeds and all of the proceeds of the class A-5AR notes (after deducting the underwriting discount) to purchase from the sponsor consolidation student loans originated under the Federal Family Education Loan Program. The acquisition periods during which we may acquire additional student loans begin on the applicable closing date and end no later than November 30, 2003 with net proceeds from the offered notes issued on the initial closing date and April 30, 2004 with net proceeds from the class A-5AR notes, or such later dates as may be consented to by the rating agencies rating our notes. After these acquisition periods, we will use any remaining net proceeds of the offered notes to make principal reduction payments on the class A-1L notes and to redeem notes.

Characteristics of Student Loan Portfolio

        The portfolio of student loans that we currently own and expect to acquire with the proceeds of the offered notes on the initial closing date is described below under "Characteristics of Student Loans" in this prospectus supplement. The information in this prospectus supplement relating to the student loans that we currently own and expect to acquire on the initial closing date with the proceeds of certain of the offered notes is presented as of the statistical cut-off date, which is July 31, 2003.

LIBOR Derivative Product Agreements

        We have previously entered into two LIBOR derivative product agreements with Citibank, N.A. and we anticipate entering into several additional LIBOR derivative product agreements with Citibank, N.A on or prior to the initial closing date. Under the terms of the LIBOR derivative product agreements, Citibank, N.A., referred to as the "counterparty," will pay the trust monthly an amount (the "floating amount") equal to the product of:

  •
  a one-month LIBOR rate for the relevant monthly period;

  •
  the notional amount for that period; and

  •
  the quotient of the actual number of days in that period divided by 360.

        In exchange for the floating amounts due from the counterparty, and subject to the payment netting provisions of the LIBOR derivative product agreements, we will pay the counterparty monthly an amount ("fixed amount") equal to the product of:

  •
  the applicable per annum fixed interest rate;

  •
  the notional amount for that period; and

  •
  the quotient of the actual number of days in that period divided by 360.

        The fixed amounts and the floating amounts will be netted, so that only the net difference between those amounts will be paid.

        For a more detailed description see "LIBOR Derivative Product Agreements" in this prospectus supplement.

Book-Entry Registration

        We expect that the offered notes will be delivered in book-entry form through the Same Day Settlement System of The Depository Trust Company.

Federal Income Tax Consequences

        Kutak Rock LLP will deliver an opinion that for federal income tax purposes, the offered notes will be treated as our indebtedness. You will be required to include in your income interest on the offered notes as paid or accrued, in accordance with your accounting methods and the provisions of the Internal Revenue Code. See "U.S. Federal Income Tax Considerations" in the prospectus.

ERISA Considerations

        The offered notes are intended to represent debt for state law and federal income tax purposes; however, there can be no assurance that the U.S. Department of Labor will not challenge such position. If the offered notes are treated as indebtedness without substantial equity features, the offered notes are eligible for purchase by or on behalf of employee benefit plans, retirement arrangements, individual retirement accounts and Keogh Plans, subject to the considerations discussed under "ERISA Considerations" in the prospectus. There is currently a proposed amendment to the Prohibited Transaction Class Exemptions regarding investments by qualified professional asset managers which can be found at 68 Federal Register 52419 (September 3, 2003).

Rating of the Offered Notes

        The class A notes offered pursuant to this prospectus supplement will be rated by at least two nationally recognized statistical rating agencies in their highest respective generic rating category. The class B notes offered pursuant to this prospective supplement will be rated in one of the four highest rating categories of at least two nationally recognized statistical rating agencies.

CUSIP Numbers

Class A-1L Notes	361851 AE 8
Class A-4AR Notes	361851 AF 5
Class A-5AR Notes	361851 AG 3
Class B-2AR Notes	361851 AH 1

International Securities Identification Numbers (ISIN)

Class A-1L Notes	US361851AE83
Class A-4AR Notes	US361851AF58
Class A-5AR Notes	US361851AG32
Class B-2AR Notes	US361851AH15

Risk Factors

        The discussion under the heading "Risk Factors" in the prospectus describes the risks associated with your investment in the offered notes. In addition, you should consider the following factors:

Assets may not be sufficient to pay notes

        On the initial closing date, the value of the student loans and the other assets pledged as collateral for the notes (excluding cash held in the 2003-2 acquisition account to be paid as premiums on student loans to be acquired during the initial acquisition period) will be approximately 97.13% of the aggregate principal balance plus accrued interest of all our notes outstanding under the indenture. In addition, the price for additional student loans that we acquire during the acquisition period may exceed the principal balance of those student loans. As a result, if an event of default should occur under the indenture and we were required to redeem all of our notes, liabilities may exceed assets. If this were to occur, we might not be able to repay in full all of the holders of the notes and this would affect the subordinate notes before affecting the senior notes.

The acquisition of additional student loans after the closing dates may cause the characteristics of the student loans to differ significantly from those described in this prospectus supplement

        Following the transfer of additional student loans to the trust estate after the closing dates, the characteristics of the student loans may differ significantly from the information as of the statistical cut-off date presented in this prospectus supplement. The characteristics that may differ include the composition of the student loans, changes in the relative concentration of guarantors in the student loan pool, the distribution by loan type, the distribution by interest rate, the distribution by principal balance and the distribution by remaining term. Student loans may be added to the trust estate with the proceeds of the issuance of our additional notes.

Adverse changes in the financial condition of a guarantee agency may cause delay on payment of the notes

        As of the statistical cut-off date, Great Lakes Higher Education Guaranty Corporation guarantees approximately 81.8% of the outstanding principal balance of the student loans and American Student Assistance guarantees approximately 18.2% of the outstanding principal balance of the student loans. It is anticipated that all of the loans to be acquired with the proceeds of the offered notes will be guaranteed by American Student Assistance. If there should be a material adverse change in the financial condition of Great Lakes Higher Education Guaranty Corporation or American Student Assistance, it may fail to make its guaranteed payments to the eligible lender trustee. Although in these circumstances we may submit claims directly to the Department of Education, there may be delays in the trust receiving claim payments from the Department of Education. The delay of any such guaranteed payments, interest subsidy payments, or special allowance payments could adversely affect our ability to pay timely interest and principal on the notes.

A high rate of prepayments may adversely affect our ability to repay our notes

        On the initial closing date, the value of the student loans and other assets pledged as collateral for the notes (excluding cash held in the 2003-2 acquisition account to be paid as premiums on student loans to be acquired during the initial acquisition period) will be approximately 97.13% of the aggregate initial principal balance plus accrued interest of all of our notes outstanding under the indenture. You must rely primarily on interest and special allowance payments on the trust's student loans and earnings and payments on other assets to reduce the aggregate principal amount of the notes to the pool balance. You, especially class B noteholders, could be adversely affected by a high rate of prepayments, which would reduce the amount of interest and special allowance payments available for this purpose.

Your notes may have a degree of basis risk which could compromise the trust's ability to pay principal and interest on your notes

        There is a degree of basis risk associated with your notes. Basis risk is the risk that shortfalls might occur because, among other things, the interest rates of the trust's student loans and those of your notes adjust on the basis of different indexes. If a shortfall were to occur, the trust's ability to pay the principal and/or interest on your notes could be compromised.

The interest rates on the auction rate securities are subject to limitations, which could reduce your yield

        The interest rates on the auction rate securities may be limited by the maximum rate (which is the least of (a) the LIBOR rate for a comparable period plus a margin, (b) 16%, and (c) the highest interest rate permitted by law), or, in certain circumstances, the net loan rate (which is based on the actual return on the trust's student loans, less specified administrative costs and net losses realized on the student loans during the preceding calendar quarter). If, for any auction period, the maximum rate or the net loan rate is less than the auction rate determined in accordance with the auction procedures, interest will be paid on the auction rate securities at the lower of the maximum rate and the net loan rate even though there may be sufficient available funds to pay interest at the auction rate.

        For an auction period in which the net loan rate applies, the excess, if any, of (x) the amount of interest at the lesser of (a) the auction rate, and (b) the maximum rate, over (y) the net loan rate will become a carry-over amount, and will be paid on succeeding auction rate interest payment dates only to the extent that there are funds available for that purpose and other conditions are met. It is possible that such carry-over amount may never be paid. Any carry-over amount not paid at the time of redemption (other than an optional redemption) or maturity of an auction rate security will be extinguished. For an auction period on which the maximum rate applies, the difference between the amount of interest at the auction rate and the amount of interest at the maximum rate will not become a carry-over amount and will not be paid in the future.

Our ability to pay principal and interest on your notes may be compromised if the counterparty defaults under the LIBOR derivative product agreements

        We have and will in the future enter into LIBOR derivative product agreements that are intended to mitigate the interest rate risk associated with the notes. If a payment is due to us under a LIBOR derivative product agreement, a default by the counterparty may reduce the amount of funds available to us and thus our ability to pay the principal and interest on your notes. Moreover, our ability to pay principal and interest on your notes also may be adversely affected if the hedges under the LIBOR derivative product agreements are not fully effective at mitigating the interest rate risk associated with the notes.

        In addition, an early termination of the LIBOR derivative product agreements may occur in the event that either:

  •
  the counterparty fails to make a required payment within three business days of the date that payment was due; or

  •
  the counterparty fails, within 45 calendar days of the date on which the credit ratings of the counterparty or its credit support provider fall below the required ratings specified in the agreement, to:

  •
  obtain a replacement LIBOR derivative product agreement with terms substantially the same as the agreement; or

    •
    establish any other arrangement satisfactory to the trust and the applicable rating agencies.

        If an early termination occurs, we may no longer have the benefit of the LIBOR derivative product agreements. You cannot be certain that we will be able to enter into substitute LIBOR derivative product agreements.

Increased numbers of military personnel may result in delayed payments from borrowers called to active military service

        The Soldiers' and Sailors' Civil Relief Act of 1940 provides relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their student loans.

        The Soldiers' and Sailors' Civil Relief Act of 1940 also limits the ability of a lender in the Federal Family Education Loan Program to take legal action against a borrower during the borrower's period of active duty and, in some cases, during an additional three month period thereafter. As a result, there may be delays in payment and increased losses on the student loans.

        The United States Department of Education has issued guidelines that would extend the in-school status, in-school deferment status, grace period status or forbearance status of certain borrowers ordered to active duty. Further, if a borrower is in default on a Federal Family Education Loan Program Loan, the applicable guarantee agency must, upon being notified that the borrower has been called to active duty and during certain time periods as from time to time designated by the United States Department of Education, cease all collection activities for the expected period of the borrower's military service.

        We do not know how many student loans have been or may be affected by the application of the Soldiers' and Sailors' Civil Relief Act of 1940 and the United States Department of Education's guidelines.

Higher Education Relief Opportunities for Students Act of 2003

        The Higher Education Relief Opportunities for Students Act of 2003 ("HEROES Act of 2003") authorizes the Secretary of Education, during the period ending September 30, 2005, to waive or modify any statutory or regulatory provisions applicable to student financial aid programs under Title IV of the Higher Education Act as the Secretary deems necessary to ensure that student loan borrowers who (i) are serving on active military duty during a war or other military operation or national emergency, (ii) are serving on National Guard duty during a war or other military operation or national emergency, (iii) reside or are employed in an area that is declared by any federal, state or local official to be a disaster area in connection with a national emergency, or (iv) suffered direct economic hardship as a direct result of war or other military operation or national emergency, as determined by the Secretary, are not placed in a worse financial position in relation to that assistance. The Secretary was given this same authority under Public Law 107-122, signed by the President on January 15, 2001 but the Secretary did not use this authority to provide relief to servicepersons who were called to active duty.

        The number and aggregate principal balance of student loans that may be affected by the application of the HEROES Act of 2003 is not known at this time. Accordingly, payments received by or due to the issuer on student loans made to a borrower who qualifies for such relief may be subject to certain limitations. If a substantial number of borrowers of the student loans become eligible for the relief provided under the HEROES Act of 2003, there could be an adverse effect on the total collections on the student loans and the ability of the issuer to pay interest on the notes if there are insufficient funds in the reserve account.

Previously Issued Notes

        Information concerning each outstanding series of notes that we have previously issued under the indenture is provided below. The student loans and other assets pledged to the indenture trustee will serve as collateral for the outstanding notes, the offered notes and any additional notes that we may issue under the indenture in the future.

Series	Class	Date Issued	Original Principal Amount	Outstanding Principal Amount as of September 10, 2003	Interest Rate/Mode	Final Maturity
Series 2003-1	A-1AR	March 21, 2003	$78,000,000	$72,350,000	Auction	March 1, 2040
Series 2003-1	A-2AR	March 21, 2003	78,000,000	78,000,000	Auction	March 1, 2040
Series 2003-1	A-3AR	March 21, 2003	50,000,000	50,000,000	Auction	March 1, 2040
Series 2003-1	B-1AR	March 21, 2003	14,000,000	14,000,000	Auction	March 1, 2040

Total			$220,000,000	$214,350,000

        We have paid in full all scheduled principal and interest due and payable on the series of notes specified above.

Recent Developments

        A number of strategic options are being pursued with respect to the capitalization and capital structure of GMAC Commercial Holding Corp., the direct or indirect parent of GMAC Commercial Holding Capital Corp. and GMAC ELF LLC, including without limitation the sale of all or a part of the stock thereof. No assurance can be given as to the likelihood, nature or timing of any such change. Certain additional information with respect to the matter discussed in this paragraph is set forth in a Form 8-K filed by General Motors Acceptance Corporation which was effective as of March 7, 2003, to which reference is hereby made.

        Bills have recently been introduced in the U.S. House of Representatives that, if enacted into law, would permit borrowers under most consolidation loans to refinance their student loans at lower interest rates. Any legislation that permits borrowers to refinance existing consolidation loans at lower interest rates could significantly increase the rate of prepayments on the trust's student loans. A faster rate of prepayments would decrease the amount of excess interest available to redeem offered notes. In addition, if the legislation described in this paragraph or any similar legislation is enacted into law, the length of time that the offered notes are outstanding and their weighted average lives may be shortened significantly.

Acquisition of Student Loans

        We expect to use approximately $103,100,000 of the net proceeds of the initial notes being offered by this prospectus supplement to purchase student loans on the initial closing date from an eligible lender trustee holding the student loans on behalf of the sponsor. We will also deposit approximately $33,985,000 (24.28%) of the proceeds of the offered notes being issued on the initial closing date to the 2003-2 acquisition account. We will continue to acquire student loans using proceeds of the offered notes on deposit in the 2003-2 acquisition account until no later than November 30, 2003 with the net proceeds of the offered notes issued on the initial closing date and April 30, 2004 with the net proceeds of the class A-5AR notes. The sponsor previously purchased the student loans that will be sold to the trust on the initial closing date and expects to purchase student loans on the subsequent closing date and during the acquisition periods with substantially all of the net proceeds of the offered notes from Pinnacle Peak

Solutions, Inc., d/b/a NextStudent, or from an eligible lender trustee holding the student loans on its behalf.

        As described under "Description of the Federal Family Education Loan Program—The Consolidation Loan Program" in the prospectus, borrowers may consolidate additional student loans with an existing consolidation loan within 180 days from the date that the original consolidation loan was made. As a result of the addition of any such add-on consolidation loans, the related consolidation loan may, in certain cases, have a different interest rate and a different final payment date. Any add-on consolidation loan added during the acquisition period to a consolidation loan held in the trust estate will be funded by a transfer from the acquisition fund of the amount required to repay in full any student loan that is being discharged through such add-on consolidation loan. Such amount will be paid by the trustee to the holder or holders of such student loans to prepay such loans. For a period of 210 days after the end of the acquisition period (30 days being attributed to the processing of any such add-on consolidation loans) amounts necessary to fund add-on consolidation loans will be paid from the revenue fund.

        The student loan purchase agreements will identify each portfolio of student loans to be purchased and will specify the purchase price to be paid for those student loans. The sponsor will make representations, warranties and covenants with respect to the student loans sold pursuant to the student loan purchase agreements and will agree to repurchase any student loans for which any representation or warranty is later determined to be materially incorrect. See "The Student Loan Program of GMAC Education Loan Funding Trust-I" in the prospectus.

Use of Proceeds

        We expect that approximately $196,785,000 of the combined proceeds of all of the offered notes will be deposited to the 2003-2 acquisition account and used to acquire portfolios of student loans on the respective closing dates and to acquire additional student loans and add-on federal consolidation loans during the acquisition periods. See "Acquisition of Student Loans" in this prospectus supplement. In addition, approximately $1,215,000 of the combined proceeds of all of the offered notes are expected to be used to pay the costs of issuing the notes. The remaining combined proceeds of the sale of all of the offered notes in the amount of $2,000,000 will be deposited to the reserve fund. See "Credit Enhancement—Reserve Fund" in this prospectus supplement.

Characteristics of Student Loans

        The pool of student loans beneficially owned by GMAC Education Loan Funding Trust-I will include the student loans presently owned by the trust, the student loans to be acquired on the closing dates and any additional student loans which may be acquired from time to time after the closing dates.

        The sponsor will purchase the student loans from eligible lenders under the Higher Education Act pursuant to the terms of student loan purchase agreements and will transfer the student loans to GMAC Education Loan Funding Trust-I. Following the transfer of additional student loans to the trust estate, the aggregate characteristics of the entire pool of the student loans, including the composition of the student loans, the distribution by loan type, the distribution by borrower interest rate, the distribution by principal balance and the distribution by remaining term to scheduled maturity described in the following tables, may vary significantly from those presented in the following tables of the initial student loans as of the statistical cut-off date.

        In addition, the distribution by weighted average borrower interest rate applicable to the student loans on any date following the statistical cut-off date may vary significantly from that set forth in the following tables as a result of variations in the effective borrower interest rates applicable to the student loans. Moreover, the information described below with respect to the original term to maturity and remaining term of maturity of the student loans as of the statistical calculation date may vary significantly from the actual term to maturity of any of the student loans as a result of the granting of deferral and forbearance periods with respect thereto. In addition, certain of the student loans we expect to acquire in the future are expected to have borrower interest rates which are lower than those shown as of the statistical cut-off date due to a reduction in certain variable borrower interest rates on student loans as of July 1, 2003.

        The information presented in this prospectus supplement relating to the student loans presently owned by the trust and the student loans to be acquired on the initial closing date is as of July 31, 2003, the statistical cut-off date. The sponsor believes that the information set forth herein with respect to the student loans as of the statistical cut-off date is representative of the characteristics of the student loans as they will be constituted at the initial closing date, although certain characteristics of the student loans may vary. Furthermore, we expect that the student loans pledged to the trust estate on the closing date for the class A-5AR notes and during the acquisition periods will be primarily newly originated consolidation loans in repayment status, and that the distribution of those loans by number of days delinquent will be similar to that shown in the tables below. However, the actual characteristics of the student loans that we subsequently finance with the proceeds of the offered notes may be different. Following the final acquisition period we will file a current report on Form 8-K with the Securities and Exchange Commission that will describe the pool of student loans then held in the trust estate.

        All student loans presently owned by the trust and those to be purchased by the trust on and after the closing dates are expected to consist of recently originated Federal Family Education Loan Program consolidation loans. The consolidation loans expected to be purchased by the trust on and after the closing dates will be guaranteed by American Student Assistance and reinsured by the Department of Education up to a maximum of 98% of the guarantee payments. As of the statistical cut-off date, the student loans presently owned by the trust and those student loans expected to be acquired on the initial closing date had an aggregate outstanding principal balance of $245,443,098, plus accrued interest of $1,428,798. The percentages set forth in the tables below may not always add to 100% due to rounding.

Composition of Student Loan Portfolio
as of the Statistical Cut-Off Date

Aggregate outstanding principal balance	$245,443,098
Number of borrowers	8,346
Average outstanding principal balance per borrower	$29,408
Number of student loans	19,203
Average outstanding principal balance per student loan	$12,781
Weighted average annual interest rate	4.60%
Weighted average remaining term (months)	264

Distribution of Student Loans by
Borrower Interest Rate as of the Statistical Cut-Off Date

Interest Rate	Number of Student Loans	Outstanding Principal Balance	Percent of Student Loans by Outstanding Balance
Less than 3.50%	1,004	$10,471,110	4.27%
3.50% to 3.99%	3,057	36,809,536	15.00
4.00% to 4.49%	6,025	73,639,187	30.00
4.50% to 4.99%	6,397	79,488,586	32.39
5.00% to 5.49%	1,372	19,246,702	7.84
Greater than 5.49%	1,348	25,787,977	10.51

Total	19,203	$245,443,098	100.00%

Distribution of Student Loans by Remaining Term
to Scheduled Maturity as of the Statistical Cut-Off Date

Number of Months Remaining to Scheduled Maturity	Number of Student Loans	Aggregate Outstanding Principal Balance	Percent of Initial Student Loans by Outstanding Principal Balance
Less than 169	71	$99,246	0.04%
169 to 180	5,420	45,261,463	18.44
181 to 192	610	4,445,527	1.81
193 to 220	173	1,364,562	0.56
221 to 260	8,048	88,133,736	35.91
261 to 300	2,092	36,493,095	14.87
Greater than 300	2,789	69,645,469	28.38

Total	19,203	$245,443,098	100.00%

Distribution of Student Loans by Borrower Payment
Status as of the Statistical Cut-Off Date

Borrower Payment Status	Number of Student Loans	Outstanding Principal Balance	Percent of Student Loans by Outstanding Balance
Deferment	1,980	$30,380,223	12.38%
Forbearance	1,046	16,464,107	6.71
Repayment	16,170	198,540,130	80.89
Claim	7	58,637	0.02

Total	19,203	$245,443,098	100.00%

Distribution of Student Loans by SAP Interest Rate Index
as of the Statistical Cut-Off Date

SAP Interest Rate Index	Number of Student Loans	Outstanding Principal Balance	Percent of Loans by Outstanding Balance
90 Day CP Index	19,203	$245,443,098	100.00%

Total	19,203	$245,443,098	100.00%

        The following chart shows the geographic distribution of our student loans based on the permanent billing addresses of the borrowers as shown on the subscriber's records:

Geographic Distribution of Student Loans
as of the Statistical Cut-Off Date

Location	Number of Student Loans	Outstanding Principal Balance	Percent of Student Loans by Outstanding Balance
Armed Forces (America)	2	$21,653	0.01%
Armed Forces (Europe)	10	78,180	0.03
Alaska	41	447,991	0.18
Alabama	199	2,322,866	0.95
Armed Forces (Pacific)	2	17,107	0.01
Arkansas	72	923,624	0.38
Arizona	408	5,117,146	2.08
California	2,190	29,546,793	12.04
Colorado	506	6,217,834	2.53
Connecticut	221	3,221,695	1.31
District of Columbia	79	1,332,190	0.54
Delaware	43	590,695	0.24
Florida	707	9,268,733	3.78
Foreign Address	36	597,099	0.24
Georgia	428	5,656,075	2.30
Guam	3	52,291	0.02
Hawaii	44	647,674	0.26
Iowa	220	2,372,876	0.97
Idaho	126	1,575,995	0.64
Illinois	785	10,092,997	4.11
Indiana	344	4,053,897	1.65
Kansas	163	2,046,302	0.83
Kentucky	280	3,037,035	1.24
Louisiana	163	2,288,088	0.93
Massachusetts	552	7,128,573	2.90
Maryland	436	5,969,945	2.43
Maine	71	739,140	0.30
Michigan	864	9,637,074	3.93
Minnesota	630	6,712,370	2.73
Missouri	313	3,796,813	1.55
Mississippi	112	1,439,748	0.59

Montana	50	430,789	0.18
North Carolina	388	4,825,660	1.97
North Dakota	71	726,179	0.30
Nebraska	97	1,255,827	0.51
New Hampshire	97	1,330,660	0.54
New Jersey	657	9,033,993	3.68
New Mexico	146	1,430,975	0.58
Nevada	137	1,770,236	0.72
New York	1,305	17,842,289	7.27
Ohio	1,258	15,151,965	6.17
Oklahoma	97	1,220,042	0.50
Oregon	396	5,034,199	2.05
Pennsylvania	828	10,946,436	4.46
Puerto Rico	58	1,205,271	0.49
Rhode Island	102	1,316,875	0.54
South Carolina	189	2,544,543	1.04
South Dakota	87	887,017	0.36
Tennessee	194	2,706,218	1.10
Texas	1,006	13,776,777	5.61
Utah	60	825,814	0.34
Virginia	584	7,802,804	3.18
Vermont	27	324,599	0.13
Washington	496	6,323,967	2.58
Wisconsin	701	8,314,759	3.39
West Virginia	91	1,142,232	0.47
Wyoming	31	322,467	0.13

Total	19,203	$245,443,098	100.00%

Distribution of Student Loans by the Number of Days
of Delinquency as of the Statistical Cut-Off Date

Days Delinquent	Number of Student Loans	Aggregate Outstanding Principal Balance	Percent of Student Loans by Outstanding Principal Balance
0 to 30	18,291	$233,282,899	95.05%
31 to 60	412	5,600,570	2.28
61 to 90	121	1,466,814	0.60
91 to 120	103	1,419,489	0.58
121 to 150	187	2,469,222	1.01
151 to 180	24	229,634	0.09
Greater than 180	65	974,470	0.40

Total	19,203	$245,443,098	100.00%

Distribution of Student Loans by
Range of Principal Balance as of the Statistical Cut-Off Date

Principal Balance Range	Number of Borrowers	Outstanding Principal Balance	Percent of Student Loans by Outstanding Balance
Less than $10,000	11	$57,614	0.02%
$10,000 to $14,999	1,253	17,272,859	7.04
$15,000 to $19,999	2,268	39,161,915	15.96
$20,000 to $24,999	1,453	32,362,069	13.19
$25,000 to $29,999	812	22,155,626	9.03
$30,000 to $34,999	544	17,582,551	7.16
$35,000 to $39,999	426	15,921,038	6.49
$40,000 to $49,999	526	23,518,036	9.58
$50,000 to $59,999	381	20,805,857	8.48
$60,000 to $69,999	212	13,674,990	5.57
$70,000 to $79,999	147	10,980,621	4.47
$80,000 to $89,999	103	8,697,070	3.54
$90,000 to $99,999	82	7,730,505	3.15
$100,000 to $109,999	41	4,313,880	1.76
$110,000 to $119,999	55	6,268,079	2.55
$120,000 to $129,999	10	1,252,785	0.51
$130,000 to $139,999	4	536,462	0.22
$140,000 to $149,999	3	440,991	0.18
Greater than $150,000	15	2,710,151	1.10

Total	8,346	$245,443,098	100.00%

        The existing portfolio of student loans and the portfolios of student loans to be acquired by the trust on the closing dates and during the acquisition periods are subject to borrower benefits programs. The borrower benefits relating to the consolidation loans currently held by the trust include a 1% interest rate reduction for loans with an initial balance greater than $50,000 after forty-eight consecutive on-time payments, a 0.5% interest rate reduction for loans with an initial balance greater than or equal to $20,000 and less than or equal to $50,000 after forty-eight consecutive on-time payments and a 0.25% interest rate reduction for borrowers who elect automatic bank debit as the means of making loan payments. The borrower benefits relating to the consolidation loans we expect to acquire with the proceeds of the offered notes include only a 0.25% interest rate reduction for borrowers who elect automatic bank debit as the means of making loan payments.

Information Relating to the Guarantee Agencies

        General.    Each student loan is required to be guaranteed as to principal and interest by a guarantee agency as described below and reinsured by the United States Department of Education under the Higher Education Act and must be eligible for special allowance payments and, in the case of some student loans, interest subsidy payments by the United States Department of Education.

        Guarantee Agencies for the Student Loans.    As of the statistical cut-off date, 81.8% of the student loans owned by or expected to be acquired by the trust on the initial closing date were guaranteed by Great Lakes Higher Education Guaranty Corporation and 18.2% of the student loans owned by or expected to be acquired by the trust on the initial closing date were guaranteed by American Student Assistance. The eligible lender trustee has entered into guarantee agreements with each of Great Lakes

Higher Education Guaranty Corporation and American Student Assistance, under which the guarantee agency has agreed to serve as a guarantor for specific student loans covered by its respective guarantee agreement. For student loans acquired in the future with proceeds of the offered notes or proceeds of additional notes, the eligible lender trustee will enter into a separate guarantee agreement with each additional guarantee agency, under which the guarantee agency will agree to serve as guarantor for specified student loans.

        Under the Higher Education Amendments of 1992, if the United States Department of Education has determined that a guarantee agency is unable to meet its insurance obligations, a loan holder may submit claims directly to the United States Department of Education and the United States Department of Education is required to pay the full guarantee payment in accordance with guarantee claim processing standards no more stringent than those of the guarantee agency. We cannot assure you that the United States Department of Education would ever make such a determination with respect to a guarantee agency or, if such a determination was made, whether that determination or the ultimate payment of guarantee claims would be made in a timely manner. See "Description of the Federal Family Education Loan Program" or "Description of the Guarantee Agencies" in the prospectus.

        Some historical information about Great Lakes Higher Education Guaranty Corporation and American Student Assistance is provided below. The information shown for Great Lakes Higher Education Guaranty Corporation relates to all student loans guaranteed by Great Lakes Higher Education Guaranty Corporation and the information shown for American Student Assistance relates to all student loans guaranteed by American Student Assistance.

        Unless otherwise indicated, the information relating to Great Lakes Higher Education Guaranty Corporation has been obtained from Great Lakes Higher Education Guaranty Corporation and the information relating to American Student Assistance has been obtained from American Student Assistance. None of GMAC Education Loan Funding Trust-I, the sponsor, the servicing contractor, the administrator, the underwriters or their counsels have audited or independently verified this information for accuracy or completeness.

Great Lakes Higher Education Guaranty Corporation

        Great Lakes Higher Education Guaranty Corporation ("GLHEGC") is a Wisconsin nonstock, nonprofit corporation the sole member of which is Great Lakes Higher Education Corporation ("GLHEC"). GLHEGC's predecessor organization, GLHEC, was organized as a Wisconsin nonstock, nonprofit corporation and began guaranteeing student loans under the Higher Education Act in 1967. GLHEGC is the designated guarantee agency under the Higher Education Act for Wisconsin, Minnesota, Ohio, Puerto Rico and the Virgin Islands. On January 1, 2002, GLHEC (and GLHEGC directly and through its support services agreement with GLHEC), transferred the majority of their student loan program guaranty support operations and personnel to Great Lakes Educational Loan Services, Inc. ("GLELSI") a wholly owned subsidiary of GLHEC. GLHEGC continues as the "guaranty agency" as defined in Section 435(j) of the Higher Education Act and continues its federal reporting, claim purchase and compliance responsibilities as well as custody and responsibility for all revenues, expenses and assets related to that status. GLHEGC also performs oversight of all student loan program guaranty support operations transferred to GLELSI and supportive of GLHEGC's "guaranty agency" responsibilities. The primary operations center for GLHEC and its affiliates (including GLHEGC and GLELSI) is in Madison, Wisconsin, which includes the data processing center and operational staff offices for both guaranty and servicing functions. GLHEC and affiliates also maintain regional offices in Columbus, Ohio and St. Paul, Minnesota and customer support staff located nationally. GLHEGC will provide a copy of GLHEC's most recent consolidated financial statements on receipt of a written request directed to 2401 International Lane, Madison, Wisconsin 53704, Attention: Chief Financial Officer.

        GLHEGC has entered into a voluntary flexible agreement with the U.S. Department of Education pursuant to the 1998 Reauthorization Amendments. Under GLHEGC's agreement, which commenced October 1, 2000 and is currently effective through September 30, 2004 (a pending amendment would make the agreement subject to termination by either party on ninety (90) days notice), GLHEGC's revenues are tied directly to default aversion performance. Certain sources of GLHEGC's Operating Fund revenues are replaced by a single fee-for-service funding source tied directly to the percentage of delinquent loans that do not default during the measurement period. In lieu of statutory collection retention amounts, the U.S. Department of Education will reimburse GLHEGC only for its actual post-default collection related expenses. This agreement also calls for GLHEGC to escrow the liquid assets of GLHEGC's Federal Fund for the benefit of the U.S. Department of Education. GLHEGC may also engage in negotiations with lenders to define whether the lender or GLHEGC will complete each of the due diligence requirements. Finally, this agreement will allow GLHEGC to pilot a new approach to the claims review process, under which GLHEGC will develop and implement with willing lenders and servicers a post-claim random sampling process that will replace the current claim-by-claim process.

        The information in the following tables has been provided to the trust from reports provided by or to the U.S. Department of Education and has not been verified by the trust, GLHEGC or the initial purchasers. No representation is made by the trust, GLHEGC or the initial purchasers as to the accuracy or completeness of this information. Prospective investors may consult the United States Department of Education Data Books and Web site www.ed.gov/offices/OPE/Data/loanvol.html for further information concerning GLHEGC or any other guarantee agency.

        Guarantee Volume.    GLHEGC's guaranty volume for each of the last five federal fiscal years, including Stafford, Unsubsidized Stafford, SLS, PLUS and Consolidation loan volume was as follows:

Federal Fiscal Year	Guaranty Volume (millions)
1998	$1,812.0
1999	1,736.0
2000	2,141.9
2001	2,246.7
2002	4,473.1

        Reserve Ratio.    Following are GLHEGC's reserve fund levels as calculated in accordance with 34 CFR 682.410(a)(10) for the last five federal fiscal years:

Federal Fiscal Year	Cumulative Cash Reserves (millions)	Total Loans Outstanding(*) (millions)	Federal Guaranty Reserve Fund Level
1998	$107.8	$7,493.2	1.44%
1999	124.5	4,885.0	2.55
2000	116.5	5,496.1	2.12
2001	116.4	6,058.3	1.92
2002	138.0	8,634.5	1.60

(*)
In accordance with Section 428(c)(9) of the Higher Education Act, does not include loans transferred from the former Higher Education Assistance Foundation, NorthStar Guarantee Inc., Ohio Student Aid Commission or Puerto Rico Higher Education Assistance Corporation. (Beginning in FFY 1999, under the Higher Education Act, the federal guaranty reserve fund balance is based on net assets with a reserve requirement of .25% as compared to .50% for prior years.)

        Claims Rate.    For the past five federal fiscal years, GLHEGC's claims rate has not exceeded 5%, and, as a result, the highest allowance reinsurance has been paid on all GLHEGC's claims. The actual claims rates are as follows:

Federal Fiscal Year	Claims Rate
1998	1.78%
1999	1.28
2000	1.17
2001	1.46
2002	1.06

American Student Assistance

        The Massachusetts Higher Education Assistance Corporation d/b/a American Student Assistance ("ASA"), a Massachusetts not-for-profit corporation organized in 1956, headquartered in Boston, Massachusetts, will guarantee a portion of the student loans. ASA is one of the oldest and largest guaranty agencies in the United States, and is the designated guarantor for the Commonwealth of Massachusetts and the District of Columbia. Since 1956, ASA has been a leading provider of higher education financing products and services to students, parents, schools and lenders across the country, guaranteeing more than $10 billion in loans. Originally created by the General Court of the Commonwealth of Massachusetts as the Massachusetts Higher Education Assistance Corporation, ASA currently acts on behalf of the U.S. Department of Education to ensure that the public policy purposes and regulatory requirements of the Federal Family Education Loan Program ("FFELP") are met. ASA employed 428 individuals as of August 31, 2003 as its principal offices located at 330 Stuart Street, Boston, MA 02116.

        Guaranty Volume.    The following table sets forth the principal balance of FFELP Loans (excluding Consolidation Loans) guaranteed by ASA in each of the last six ASA fiscal years:

Fiscal Year (Ending June 30)	Net FFELP Loans Guaranteed by ASA (Dollars in Millions)
1997	$639
1998	645
1999	656
2000	683
2001	680
2002	779

        Guarantor Financing.    On October 7, 1998, President Clinton signed a bill to reauthorize the Higher Education Act for the next five years. The bill also created a new funding model for guarantors but also permitted the Department of Education to enter into voluntary flexible agreements with up to six guarantors to create alternate funding models. In general, the reauthorization bill required most guarantee agencies to establish two separate funds, a Federal Student Loan Reserve Fund and an Agency Operating Fund. Under the new funding model, the Federal Reserve Fund is the property of the Federal government and the Agency Operating Fund is the property of the guarantee agency.

        The Federal Reserve Fund was established on October 1, 1998 through the deposit of all existing funds, securities and other liquid assets previously identified as Federal Family Education Loan Program funds. Most guarantee agencies will deposit into this fund all guarantee fees, the reinsurance received from the Department of Education and the recovery of the non-reinsured portion of default. The Federal Reserve Fund is only to pay lender default claims and a default aversion fee. Guarantee agencies approved for voluntary flexible agreements, such as ASA, operate under rules negotiated individually between the guarantee agency and the Department of Education.

        The term "cumulative cash reserves" is equal to the difference of sources less uses of funds for the Federal Reserve Funds. Prior to enactment of the new model, "cumulative cash reserves" referred to cash reserves plus (i) the guarantee agency's quarterly report on sources of funds (including insurance premiums, state appropriations, federal advances, federal reinsurance payments, administrative cost allowances, collections on claims paid and investment earnings) minus (ii) the guarantee agency's quarterly report on uses of funds (including claims paid to lenders, operating expenses, lender fees, the Department of Education's share of collections on claims paid, returned advances and reinsurance fees).

        The "original principal amount of outstanding loans" consists of the original principal amount of loans guaranteed by such guarantee agency minus (i) the original principal amount of loans canceled, claims paid, loans paid in full and loan guarantees transferred from such guarantee agency to other guarantee agencies, plus (ii) the original principal amount of loan guarantees transferred to such guarantee agency, from another guarantee agencies, excluding loan guarantees transferred to another agency pursuant to a plan of the Secretary in response to the insolvency of the guarantee agency.

        ASA's voluntary flexible agreement (the "ASA VFA") went into effect as of January 1, 2001. Under the ASA VFA, ASA returned its reserve funds that would otherwise have made up its Federal Reserve Fund through an escrow account in the name of the Department of Education. In the event a loan defaults, ASA receives funding from the Department of Education to act as a disbursing agent. The guarantee is, therefore, no longer limited by the funds on deposit in a Federal Reserve Fund. Because ASA holds no Federal Fund, the concept of a Reserve Ratio is irrelevant. The ASA VFA establishes a "fee for service" model under which ASA is rewarded through the payment of a portfolio maintenance fee for maintaining a healthy portfolio of loans in good standing. The agency is doubly incented to keep the loans in good standing and to work with borrowers to prevent default because the portfolio maintenance fee increases as ASA's trigger default rate improves over the national trigger default rate. ASA's efforts to prevent default are a part of its "Wellness" program of outreach to borrowers from the inception of the loan to educate them on their responsibilities and assist them in making repayment.

        Recovery Rates.    A guarantee agency's recovery rate, which provides a measure of the effectiveness of the collection efforts against defaulting borrowers after the guarantee claim has been satisfied, is determined by dividing the aggregate amount recovered from borrowers by the aggregate amount of default claims paid by the guarantee agency. The table below sets forth the recovery rates for ASA as taken from the Department of Education Guarantee Agency Activity Report form 1130:

Federal Fiscal Year	Recovery Rate
1997	42.7%
1998	49.0
1999	56.4
2000	77.7
2001	61.1
2002	63.8

        Claims Rate.    ASA's claims rate represents the percentage of loans in repayment at the beginning of a federal fiscal year which default during the ensuing federal fiscal year. For the federal fiscal years 1997-2001, ASA's claims rate listed below have not exceeded 5%, and as a result, all claims of ASA have been fully reimbursed at the maximum allowable level by the Department of Education. See "Description of the Federal Family Education Loan Program" in the prospectus for more detailed information concerning the FFELP program. Nevertheless, there can be no assurance the guarantee agencies will continue to receive full reimbursement for such claims. The following table sets forth the claims rate of ASA for the last six federal fiscal years:

Federal Fiscal Year	Claims Rate
1997	3.5%
1998	2.8
1999	1.6
2000	1.0
2001	1.3
2002	1.2

        Net Loan Default Claims.    The following table sets forth the dollar value of default claims paid net of repurchases and refunds for the last six years.

Federal Fiscal Year	Default Claims (Dollars in Millions)
1997	$140
1998	122
1999	82
2000	53
2001	64
2002	72

        Default Recoveries.    The following table sets forth the amount of recoveries returned to the Department of Education for the last six years.

Federal Fiscal Year	Default Claims (Dollars in Millions)
1997	$68
1998	73
1999	76
2000	92
2001	82
2002	86

Servicing of the Student Loans

        GMAC Commercial Holding Capital Corp. will act as servicing contractor with respect to the student loans. See "The Student Loan Program of GMAC Education Loan Funding Trust-1" in the prospectus. GMAC Commercial Holding Capital Corp. has entered into separate subservicing agreements with each of Great Lakes Educational Loan Services, Inc. and ACS Education Services, Inc. as subservicers pursuant to which each such subservicer will assume responsibility for servicing, maintaining custody of and making collections on the student loans covered by its respective subservicing agreement. For student loans acquired in the future with the proceeds of the offered notes or additional notes, GMAC Commercial Holding Capital Corp. may enter into separate subservicing agreements with additional subservicers, under which the subservicers will agree to service specified student loans. As of the statistical cut-off date, 81.8% of the student loans owned by or expected to be acquired by the trust on the initial closing date were serviced by Great Lakes Educational Loan Services, Inc. and 18.2% of the student loans owned by or expected to be acquired by the trust on the initial closing date were serviced by ACS Education Services, Inc. All of the student loans we expect to acquire with the net proceeds of the offered notes will be serviced by ACS Education Services, Inc.

        Unless otherwise indicated, the information relating to Great Lakes Educational Loan Services, Inc. and ACS Education Services, Inc. has been obtained from such respective subservicer. None of GMAC Education Loan Funding Trust-I, the sponsor, the servicing contractor, the administrator, the underwriters or their counsels have audited or independently verified this information for accuracy or completeness.

Great Lakes Educational Loan Services, Inc.

        General.    Great Lakes Educational Loan Services, Inc. ("GLELSI") acts as a loan servicing agent for the trust. GLELSI is a wholly owned subsidiary of Great Lakes Higher Education Corporation ("GLHEC"), a Wisconsin nonstock, nonprofit corporation. The primary operations center for GLHEC and its affiliates (including GLELSI) is in Madison, Wisconsin, which includes the data processing center and operational staff offices for both guarantee support services provided by GLELSI to GLHEC and affiliates and third party guaranty agencies and lender servicing and origination functions. GLHEC and affiliates also maintain regional offices in Columbus, Ohio and St. Paul, Minnesota and customer support staff located nationally.

        As of June 30, 2003, GLELSI serviced 1,272,835 student and parental accounts with an outstanding balance of $14.6 billion for over 1,200 lenders nationwide. As of June 30, 2003, 64% of the portfolio serviced by GLELSI was in repayment status, 7% was in grace status and the remaining 29% was in interim status. GLELSI will provide a copy of GLHEC's most recent consolidated financial statements on receipt of a written request directed to 2401 International Lane, Madison, Wisconsin 53704, Attention: Chief Financial Officer.

        The GLELSI Subservicing Agreement.    The servicing contractor has entered into a Student Loan Origination and Servicing Agreement, dated as of January 28, 2003, with GLELSI. GLELSI will service the student loans acquired by the trust and submitted to it by the servicing contractor in accordance with the specifications of the Higher Education Act and as set forth in the subservicing agreement.

        Pursuant to the subservicing agreement, GLELSI generally agrees to provide all customary student loan servicing activities with respect to the student loans. Such services generally include maintaining custody of copies of promissory notes and related documentation, billing for and processing payments from borrowers, undertaking certain required collection activities with respect to delinquent loans, submitting guarantee claims with respect to defaulted loans, establishing and maintaining records with respect to its servicing activities, and providing certain reports of its activities and the student loan portfolios serviced by them. GLELSI agrees to service the student loans in compliance with the Higher Education Act, the guidelines of the applicable guarantor, and all applicable federal laws and regulations.

        The subservicing agreement continues in force until terminated or modified as set forth therein. The subservicing agreement may be terminated only at the end of a calendar quarter and only if written notice is given: (a) by the servicing contractor to GLELSI, at least 30 days prior to the end of a calendar quarter, or (b) by GLELSI, to the servicing contractor at least 180 days prior to the end of a calendar quarter. Upon termination by the servicing contractor, the servicing contractor is obligated to pay a termination fee set forth in the subservicing agreement.

        The servicing contractor will pay GLELSI a monthly fee for the servicing of student loans according to schedules set forth in the subservicing agreement. The fees are subject to periodic adjustment.

ACS Educational Services, Inc.

        General.    ACS Education Services, Inc. ("ACS") is a for-profit corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc. ("ACSI"). Headquartered in Dallas, Texas, ACSI is a Fortune 500 company providing business process and technology outsourcing solutions to commercial and government clients. ACSI's Class A common stock trades on the New York Stock Exchange under the symbol "ACS". As of July 2003, ACS provided loan servicing for approximately $94 billion in student and parental loans, including approximately $77 billion in Federal Direct Student Loans under contract with the U.S. Department of Education. ACS has its headquarters at One World Trade Center, Suite 2200, Long Beach, California 90831, and has regional processing centers in Long Beach and Bakersfield, California; Utica, New York; and Lombard, Illinois.

        The ACS Subservicing Agreement.    The servicing contractor has entered into a Servicing Agreement, dated as of April 1, 2003 with ACS. ACS will service the student loans acquired by the trust and submitted to it by the servicing contractor in accordance with established procedures and industry practices and as set forth in the subservicing agreement.

        Pursuant to the subservicing agreement, ACS generally agrees to provide all customary student loan servicing activities with respect to the student loans. Such services generally include maintaining custody of copies of promissory notes and related documentation, billing for and processing payments from borrowers, undertaking certain required collection activities with respect to delinquent loans, submitting guarantee claims with respect to defaulted loans, establishing and maintaining records with respect to its servicing activities, and providing certain reports of its activities and the student loan portfolios serviced by them. ACS agrees to service the student loans in material compliance with the Higher Education Act, the guidelines of the applicable guarantor, and all applicable federal laws and regulations.

        The subservicing agreement continues in force until terminated or modified as set forth therein. The subservicing agreement is for an initial term of 12-months, but is automatically renewed for successive 12-month periods unless either party gives 90 days notice of its intention not to renew the subservicing agreement. The subservicing agreement may also be terminated by either party upon a material breach by the other party (after certain cured periods described therein) or by ACS upon amendments to the Higher Education Act or guaranty agency regulations which impose additional costs or risks upon ACS which are not reimbursed or the subject on indemnification pursuant to the subservicing agreement. Except for a termination by the trust for cause or by ACS due to additional costs or risks, the subservicing agreement will continue in effect for student loans being serviced by ACS prior to the termination for the remaining terms of such student loans. Upon termination by the servicing contractor, the servicing contractor is obligated to pay certain transfer fees for the student loans as set forth in the subservicing agreement.

        The servicing contractor will pay ACS a monthly fee for the servicing of student loans according to schedules set forth in the subservicing agreement. The fees are subject to periodic adjustments, which adjustments are subject to certain limitations set forth in the subservicing agreement.

Eligible Lender Trustee

        Zions First National Bank is our eligible lender trustee under an eligible lender trust agreement. Zions First National Bank is a national banking association with offices located at 717 17th Street, Suite 301, Denver, Colorado 80202. The eligible lender trustee will acquire on our behalf legal title to all of the student loans acquired under loan purchase agreements. The eligible lender trustee has entered into a guarantee agreement with each of the guarantee agencies described in this prospectus supplement with respect to the student loans. The eligible lender trustee qualifies as an eligible lender and the holder of the student loans for all purposes under the Higher Education Act and the guarantee agreements. Failure of the student loans to be owned by an eligible lender would result in the loss of guarantor payments and United States Department of Education payments on the student loans. See "Description of the Federal Family Education Loan Program" in the prospectus.

        The eligible lender trustee's liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the eligible lender trustee in the eligible lender trust agreement and the loan purchase agreements.

Description of the Offered Notes

General

        The offered notes will be issued pursuant to the terms of an Indenture of Trust dated as of March 1, 2003, between the trust and Zions First National Bank, as indenture trustee and eligible lender trustee, and a Series 2003-2 Supplemental Indenture of Trust, dated as of September 1, 2003, between the trust and the indenture trustee. The following summary describes some of the terms of the indenture and the offered notes. However, it is not complete and is qualified in its entirety by the actual provisions of the indenture and the offered notes.

Interest Payments

        Interest will accrue on the class A-1L notes at the applicable interest rate during each interest accrual period and will be payable to the noteholders on the quarterly distribution dates. Interest will accrue on the offered auction rate securities at their respective interest rates during each interest accrual period and will be payable to the noteholders on the first business day following the end of each auction period. If an auction period for a class of notes exceeds 90 days, distributions also will be made to that class of notes on quarterly interest payment dates.

        The interest rate on the class A-1L notes for each interest accrual period will be equal to three-month LIBOR (except for the initial interest accrual period as described in the next sentence), as determined on the second business day prior to such interest accrual period, plus 0.10%. LIBOR for the initial interest accrual period on the class A-1L notes will be determined by reference to straight line interpolation between one-month and two-month LIBOR, based on the actual number of days in the interest accrual period. The class A-1L notes will bear interest for the initial interest accrual period at such LIBOR rate plus 0.10%.

        For each auction period, the auction rate for each class of the offered auction rate securities will be the least of the maximum rate, the net loan rate, and the rate determined on the related auction date pursuant to the auction procedures described under "Description of the Notes—Auction Rate Securities" in the prospectus.

Calculation of LIBOR

        For each interest accrual period for the class A-1L notes, LIBOR will be determined by the indenture trustee by reference to the London interbank offered rate for deposits in U.S. dollars having a maturity of three months which appears on Telerate Page 3750 as of 11:00 a.m., London time, on the related LIBOR determination date. The LIBOR determination date will be the second business day before the beginning of each interest accrual period. If this rate does not appear on Telerate Page 3750, the rate for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of three months and in a principal amount of not less than U.S. $1,000,000, are offered at approximately 11:00 a.m., London time, on that LIBOR determination date, to prime banks in the London interbank market by four major banks selected by the administrator. The indenture trustee will request the principal London office of each bank to provide a quotation of its rate. If the banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the administrator, at approximately 11:00 a.m., New York time, on that LIBOR determination date, for loans in U.S. Dollars to leading European banks having a maturity of three months and in a principal amount of not less than U.S. $1,000,000. If the banks selected as described above are not providing quotations, three-month LIBOR in effect for the applicable interest accrual period will be three-month LIBOR in effect for the previous accrual period.

Flow of Funds

        All amounts received by the indenture trustee from or on account of any student loan as a recovery of the principal amount thereof, including scheduled, delinquent and advance payments, payouts or prepayments, proceeds from insurance or from the sale, assignment, transfer, reallocation or other disposition of a student loan and any payments representing such principal from the guarantee or insurance of any student loan, net of accrued interest which will be capitalized at a later date, will be deposited to the redemption account of the acquisition fund and used to make principal reduction payments and to redeem notes. Unless otherwise specified in a prospectus supplement relating to a series of additional notes, we expect to make principal reduction payments on the class A-1L notes on the quarterly distribution dates in accordance with Schedule I attached hereto and to redeem the auction rate securities, regardless of when issued, on approximately a monthly basis in ascending order of maturity. If two or more classes of auction rate securities have the same maturity, we will redeem the class having the earliest payment date in that month.

        All interest payments received by the indenture trustee from or on account of any student loan, any investment security or any derivative product agreement will be deposited to the revenue fund. Amounts necessary to pay operating expenses and fees of the trust, including indenture trustee, Delaware trustee, servicing and administrative fees and expenses, are transferred to the operating fund. Such operating expenses are not expected to exceed 0.40% of the principal amount of the student loans owned by the trust on a per annum basis while the class A-1L notes are outstanding. The overall amount of operating fees and expenses, in absolute dollar terms, payable by the trust in priority to the notes is expected to increase as additional notes are issued and additional student loans are added to the trust. In addition, Federal Family Education Loan Program lenders must pay a monthly rebate fee to the Secretary of Education at an annualized rate generally equal to 1.05% on principal and interest on Federal Consolidation Loans disbursed on or after October 1, 1993. See "Description of the Federal Family Education Loan Program" in the prospectus. We may transfer moneys in the revenue fund to the operating fund, subject to the limitation described in the prospectus under "Security and Sources of Payment for the Notes—Operating Fund." On each interest payment date, stated maturity date and derivative payment date, each a "payment date," prior to an event of default, money in the revenue fund will be used and transferred to other funds or persons in the following order:

  •
  on a parity basis, to pay interest due on any senior notes, including additional notes outstanding as senior notes, and any derivative payment and certain termination payments set forth in the indenture or any supplemental indenture that is due and secured on a parity with the senior notes;

  •
  on a parity basis, to pay the principal of and premium, if any, due on any senior notes, including additional notes outstanding as senior notes;

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  on a parity basis, to pay interest due on any subordinate notes, including additional notes outstanding as subordinate notes, and any derivative payment and certain termination payments set forth in the indenture or any supplemental indenture that is due and secured on a parity with the subordinate notes;

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  on a parity basis, to pay the principal of and premium, if any, due on any subordinate notes, including additional notes outstanding as subordinate notes;

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  on a parity basis, to pay interest due on any junior-subordinate notes and any derivative payment and certain termination payments set forth in the indenture or any supplemental indenture that is due and secured on a parity with the junior-subordinate notes;

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  on a parity basis, to pay the principal of and premium, if any, due on any junior-subordinate notes;

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  to the reserve fund the amount, if any, necessary to replenish the reserve fund to the reserve fund requirement;

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  on a parity basis and if a certain ratio of the value of the trust estate to the notes (as described in a supplemental indenture) is maintained, to pay interest due on any residual notes and any derivative product and certain termination payments set forth in the indenture or any supplemental indenture secured on a parity with the residual notes;

  •
  to pay interest accrued on the carryover amounts of the senior notes, the carryover amounts of the senior notes, interest accrued on the carryover amounts of the subordinate notes, the carryover amounts of the subordinate notes, interest accrued on the carryover amounts of the junior-subordinate notes and the carryover amounts of the junior-subordinate notes, in that order of priority;

  •
  to pay all other termination payments not previously paid;

  •
  to pay principal on the residual notes if a certain ratio of the value of the trust estate to the notes (as described in a supplemental indenture) is maintained; and

  •
  to the extent the indenture permits payments to us free from the lien of the indenture at the option of the trust and the trust has exercised its option to be so paid, the remaining money in the revenue fund on such payment date may be paid to us.

        On a monthly basis, the administrator will determine the amount of excess revenues on deposit in the revenue fund. Excess revenues are the amount of revenues on deposit in the revenue fund which exceed the transfers expected to be made from the revenue fund. If the value of the trust estate is less than (i) 101.5% of the principal balance plus accrued interest of the senior notes, subordinate notes and junior-subordinate notes, if any, then outstanding or (ii) 104% of the principal balance plus accrued interest of the senior notes then outstanding (or such other ratios agreed to by the rating agencies rating our notes) such excess revenues will be transferred to the redemption account of the acquisition fund to make principal reduction payments and to redeem notes, until such percentages are reached. In addition, on any payment date on which the aggregate current principal balance of all the notes is less than or equal to 10% of the initial aggregate principal balance of all the notes originally issued, we may instruct the indenture trustee to transfer an amount sufficient to redeem all of the Notes from the revenue fund and the reserve fund to the redemption account to redeem the notes.

Conditions Precedent to Issuance of the Class A-5AR Notes

        The execution, authentication and delivery of class A-5AR notes offered by this prospectus supplement is subject to several conditions precedent, including:

          (a)   the indenture trustee having received a rating confirmation on all of the notes outstanding;

          (b)   delivery of confirmations of legal opinions rendered on the initial closing date;

          (c)   our delivery of an order to the indenture trustee directing issuance of the class A-5AR notes; and

          (d)   either delivery of a certificate from us to the indenture trustee stating that there have been no material changes with respect to the information in the prospectus since the delivery of the prospectus to the underwriters that would require an update to the prospectus, or the delivery to the underwriters of a supplement to the prospectus setting forth any material changes with respect to the information in the prospectus since the delivery of the most recent prospectus to the underwriters.

Credit Enhancement

Reserve Fund

        We will make a deposit to the reserve fund on the initial closing date of the offered notes in an amount equal to $2,000,000. Subsequent to this deposit, the reserve fund will have a balance of approximately $4,200,000. If funds available in the revenue fund are not sufficient to make payments when due, moneys in the reserve fund may be used to pay amounts due and payable to you. Money withdrawn from the reserve fund will be restored to the required minimum balance through transfers from the revenue fund or the acquisition fund. The required minimum balance in the reserve fund is equal to the greater of 1% of the outstanding notes and $500,000.

Capitalized Interest Account

        The capitalized interest account currently has a balance of approximately $2,292,526. Amounts on deposit in the capitalized interest account will be available to pay interest on the notes until January 1, 2007. Any moneys remaining in the capitalized interest account after January 1, 2007 will be used to make principal reduction payments on the class A-1L notes and to redeem notes.

Subordinated Notes

        The rights of the subordinate noteholders, such as the class B noteholders, to receive payments of interest and principal are subordinated to the rights of the senior noteholders, such as the class A noteholders, to receive payments. This subordination is intended to enhance the likelihood of regular receipt by the senior noteholders of the full amount of scheduled payments of principal and interest due them and to protect the senior noteholders against losses.

        Senior noteholders have a preferential right to receive, before any distributions to subordinate noteholders, distributions from the trust estate created under the indenture and, if necessary, the right to receive future distributions on the student loans that would otherwise have been payable to the holders of subordinate notes. The subordinate notes are then entitled to the available amounts, if any, remaining in the trust estate. See "Description of Credit Enhancement—Subordinate Notes" in the prospectus.

LIBOR Derivative Product Agreements

        We have previously entered into two LIBOR derivative product agreements with Citibank, N.A and expect to enter into several additional LIBOR derivative product agreements with Citibank, N.A. on the initial closing date. The agreements will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the notes and the indenture. The current derivative product agreements have the termination dates described below, but may also be terminated in accordance with their respective terms due to an early termination.

        Under the terms of the LIBOR derivative product agreements, the counterparty will pay to the trust monthly an amount (the "floating amount") equal to the product of:

  •
  the swap rates for each monthly calculation period;

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  the swap notional amounts for the relevant period; and

  •
  the quotient of the actual number of days in that period divided by 360.

        The "swap rates" will be equal to one-month LIBOR for each monthly calculation period, as determined by the counterparty.

        In exchange for the floating amounts due from the counterparty, and subject to the payment netting provisions of the LIBOR derivative product agreements, the trust will pay to the counterparty monthly an amount (the "fixed amount") equal to the product of:

  •
  the applicable per annum fixed interest rate;

  •
  the swap notional amounts for that calculation period; and

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  the quotient of the actual number of days in that period divided by 360.

        The notional amounts, per annum interest rates, start dates and the termination dates for the LIBOR derivative product agreement we have previously entered into and expect to enter into on the initial closing date are set forth below:

Notional Amount	Interest Rate	Start Date	Termination Date
$75,000,000	1.440%	May 1, 2003	February 2, 2004
50,000,000	1.638	May 1, 2003	March 1, 2005
50,000,000	1.420	February 2, 2004	August 2, 2004
25,000,000	1.220	October 15, 2003	July 15, 2004
25,000,000	1.282	October 15, 2003	April 15, 2004
10,000,000	2.985	February 17, 2004	February 15, 2006
15,000,000	1.490	February 17, 2004	June 15, 2004

        The LIBOR derivative product agreements will provide that payment of any fixed amount and floating amount will be netted, so that only the net difference between those amounts will be paid. Any such net difference payable by the counterparty is referred to as the "net trust swap receipt," and any such net difference payable by the trust is referred to as the "net trust swap payment." Net trust swap receipts, if any, will be distributed as part of the revenues on each appropriate payment date, and net trust swap payments, if any, will be paid to the counterparty monthly.

Modifications and Amendment of the LIBOR Derivative Product Agreements

        No amendment, modification or waiver to the LIBOR derivative product agreements may be entered into or will be effective unless written confirmation is received from the rating agencies then rating the notes that such amendment, modification or waiver will not cause a reduction, suspension or withdrawal of the then-current ratings of the notes.

Defaults under the LIBOR Derivative Product Agreements

        Events of default under the LIBOR derivative product agreements are limited to:

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  the failure of the trust or the counterparty to pay any amount when due under the LIBOR derivative product agreements after giving effect to the applicable grace period;

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  the occurrence of certain events of insolvency or bankruptcy of the counterparty or more limited events of insolvency or bankruptcy of the trust;

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  the indenture trustee takes action under the indenture to liquidate all of the assets of the trust following an acceleration of the principal of the notes following an event of default under the indenture; and

  •
  the following other standard events of default under the 1992 ISDA Master Agreement: "Breach of Agreement," "Credit Support Default," "Misrepresentation," Default under Specified Transaction" and "Merger Without Assumption," as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv) and 5(a)(viii) of the 1992 ISDA Master Agreement will apply to the counterparty, but not to the trust.

Termination Events under the LIBOR Derivative Product Agreements

        Termination events under the LIBOR derivative product agreements include the following standard events under the 1992 ISDA Master Agreement: "Illegality," which generally relates to changes in law causing it to become unlawful for either party to perform its obligations under a derivative product agreement; "Tax Event," which generally relates to either party to a derivative product agreement receiving a payment under a derivative product agreement from which an amount has been deducted or withheld for or on account of taxes; "Tax Event Upon Merger"; "Credit Event Upon Merger"; and the additional termination events described below.

Additional Termination Events under the LIBOR Derivative Product Agreements

        The LIBOR derivative product agreements include an additional termination event relating to withdrawal or downgrade of the counterparty's credit rating. This additional termination event will occur if either the long-term senior debt rating or the short-term senior debt rating of the counterparty is withdrawn or downgraded below the rating levels specified by the rating agencies, and the counterparty has not, within a certain number of days of the withdrawal or downgrade, provided collateral to secure its obligations under the LIBOR derivative product agreements or arranged for a party acceptable to the rating agencies to assume the counterparty's obligations under the LIBOR derivative product agreements. A replacement transaction means a transaction with a replacement counterparty who assumes the counterparty's position under a derivative product agreement on substantially the same terms or with such other amendments to the terms of the derivative product agreement as may be approved by the parties and each of the rating agencies.

Early Termination of the LIBOR Derivative Product Agreements

        Upon the occurrence of any default under a LIBOR derivative product agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date upon the occurrence of that default or termination event.

        Upon any early termination of a LIBOR derivative product agreement, either the trust or the counterparty may be liable to make a termination payment to the other, regardless of which party has caused that termination. The amount of that termination payment will be based on the value of the transaction under the applicable derivative product agreement computed in accordance with the procedures in, and limited by the terms of, such derivative product agreement. If the trust is required to make a termination payment following a default resulting from a default by the trust in making any net trust swap payment owed by the trust, the occurrence of certain insolvency events relating to the trust or the indenture trustee taking any action under the indenture to liquidate all of the assets of the trust following an acceleration of the principal of the notes following an event of default under the indenture, the payment will be payable in the same order of priority as any amount payable to the counterparty. However, in the event that a termination payment is owed to the counterparty for any other reason, the termination payment will be subordinate to the right of the noteholders to receive full payment of principal of and interest on the notes, to the replenishment of the reserve fund to the minimum required balance and to the payment of unpaid carry-over amounts to the holders of the class A notes.

Counterparty to the LIBOR Derivative Product Agreements

        Citibank, N.A., the counterparty to the LIBOR derivative product agreements, was originally organized on June 16, 1812, and now is a national banking association organized under the National Bank Act of 1864. The counterparty is a wholly-owned subsidiary of Citicorp, a Delaware corporation, and is Citicorp's principal subsidiary. Citicorp is an indirect, wholly-owned subsidiary of Citigroup Inc., a Delaware holding company. As of June 30, 2003, the total assets of the counterparty and its consolidated subsidiaries represented approximately 69% of the total assets of Citicorp and its consolidated subsidiaries. The counterparty is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world. As of June 30, 2003, the counterparty had consolidated assets of $523,115 million, consolidated deposits of $351,015 million and stockholder's equity of $40,952 million. Moody's currently rates the counterparty's long-term senior debt and short-term debt as "Aa1" and "P-1," respectively. S&P currently rates the counterparty's long-term senior debt and short-term debt as "AA" and "A 1+," respectively. Fitch currently rates the counterparty's long-term senior debt and short-term debt as "AA+" and "F1+," respectively. Further information regarding these ratings may be obtained from Moody's and S&P, respectively. No assurances can be given that the current ratings of the counterparty's instruments will be maintained.

        The obligations of the counterparty under the LIBOR derivative product agreements will not be guaranteed by Citicorp or Citigroup Inc. or insured by the Federal Deposit Insurance Corporation (FDIC). The counterparty may, under certain circumstances, be obligated for the liabilities of its affiliates that are FDIC-insured depository institutions.

        Citibank, N.A. is an affiliate of Citigroup Global Markets, Inc., one of the underwriters.

        The information in the preceding paragraphs has been provided by Citibank, N.A. and is not guaranteed as to accuracy or completeness, and is not to be construed as representations by the sponsor, the trust or the underwriters. Except for the foregoing paragraphs, Citibank, N.A., has not been involved in the preparation of, and does not accept responsibility for, this prospectus supplement or the prospectus.

Special Note Regarding Forward Looking Statements

        Statements in this prospectus supplement and the prospectus, including those concerning our expectations as to our ability to purchase student loans, to structure and to issue competitive securities, our ability to pay our notes, and certain other information presented in this prospectus supplement and the prospectus, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from such expectations. For a discussion of the factors which could cause our actual results to differ from expectations, please see the caption entitled "Risk Factors" in this prospectus supplement and in the prospectus.

Reports to Noteholders

        On or before the fifteenth day of each month, the administrator will prepare a statement setting forth information with respect to the notes and the student loans as of the end of the preceding month and send this report to the indenture trustee to be forwarded to the noteholders. Generally, you will receive those reports not from us, but through Cede & Co., as nominee of The Depository Trust Company and registered holder of the notes. See "Book-Entry Registration" in the prospectus.

        We will file with the SEC periodic reports required under the Securities Exchange Act of 1934 and SEC rules.

Plan of Distribution

        Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, we agree to sell to each of the underwriters, and each of the underwriters will agree to purchase from us, the principal amount of the offered notes set forth opposite its name.

Underwriter	Class A-1L Notes	Class A-4AR Notes	Class A-5AR Notes	Class B-2AR Notes
Citigroup Global Markets Inc.	$65,000,000	$32,000,000	0	$8,000,000
GMAC Commercial Holding Capital Markets Corp.	$35,000,000	0	0	0
William R. Hough & Co.	0	0	$60,000,000	0

Total	$100,000,000	$32,000,000	$60,000,000	$8,000,000

        The underwriters have agreed to purchase all of the offered notes listed above if any of the offered notes are purchased. The underwriters have advised that they propose to offer the offered notes to the public initially at the respective offering prices set forth on the cover page of this prospectus supplement. Until the distribution of offered notes is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase the offered notes. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the offered notes. These transactions consist of bids to purchase and open market purchases and sales for the purpose of pegging, fixing or maintaining the price of the offered notes.

        Purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

        In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the offered notes. This means that if an underwriter purchases offered notes in the open market to reduce a broker-dealer's short position or to stabilize the prices of the offered notes, it may reclaim the selling concession from the broker-dealer who sold those offered notes as part of the offering.

        In general, over-allotment transactions and open market purchases of the offered notes for the purpose of stabilization or to reduce a short position could cause the price of an offered note to be higher than it might be in the absence of such transactions.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the offered notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        We have been advised by the underwriters that they presently intend to make a market in the offered notes; however, they are not obligated to do so. In addition, any market-making may be discontinued at any time, and an active public market for the offered notes may not develop.

        From time to time, the underwriters or their affiliates may perform investment banking and advisory services for, and may provide general financing and banking services to us and our affiliates. From time to time, we may invest funds in the reserve fund and other accounts under the indenture in eligible instruments either acquired from the underwriters or issued by affiliates of the underwriters.

        The underwriting agreement will provide that we will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and we have agreed to reimburse the underwriters for the fees and expenses of their counsel.

        This prospectus supplement and the prospectus may be used by our affiliates, to the extent required, in connection with market making transactions in the offered notes. The affiliates may act as principal or agent in such transactions.

        Citigroup Global Markets, Inc., which is one of the underwriters of the offered notes, is related to Citibank, N.A., the counterparty for the LIBOR derivative product agreements.

Legal Matters

        Certain legal matters, including certain federal income tax matters, will be passed upon by Kutak Rock LLP, counsel to the trust. In-house counsel to the sponsor, the servicing contractor and the administrator will pass on certain legal matters for such entities. Certain legal matters will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York. Richards, Layton & Finger, P.A., as Delaware counsel for the trust, will pass upon Delaware matters relating to the trust.

ANNEX I

GLOBAL CLEARANCE, SETTLEMENT AND
TAX DOCUMENTATION PROCEDURES

Global Clearance and Settlement

        Except in certain limited circumstances, the globally offered notes of GMAC Education Loan Funding Trust-I (the "Global Securities") will be available only in book-entry form. Investors in the Global Securities may hold such Global Securities through any of DTC, Clearstream or Euroclear. The Global Securities will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlements and all secondary trades will settle in same-day funds.

        Secondary market trading between investors holding Global Securities through Clearstream and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., seven calendar day settlement).

        Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior asset-backed securities issues.

        Secondary cross-market trading between Clearstream or Euroclear and DTC Participants holding Global Securities will be affected on a delivery-against-payment basis through the applicable Depositaries of Clearstream and Euroclear (in such capacity) and as DTC Participants.

        Non-U.S. holders (as described below) of Global Securities may be subject to U.S. withholding or backup withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Certain U.S. Federal Income Tax Documentation Requirements

        A beneficial owner of Global Securities holding securities through Clearstream or Euroclear (or through DTC if the holder has an address outside the United States) may be subject to 30% U.S. withholding tax on interest paid on the Global Securities, unless (a) each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and (b) the beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate; provided, however, the exemption from U.S. withholding tax is not available to a non-U.S. Person that: (x) actually or constructively owns 10% or more of the total combined voting power of all classes of voting stock of the sponsor or (y) is a controlled foreign corporation that is related to the sponsor, actually or constructively through stock ownership.

        Exemption for Non-U.S. Persons (Form W-8BEN).    Beneficial owners of Global Securities that are Non-U.S. Persons entitled to an exemption from U.S. withholding tax can claim the exemption by filing a complete and executed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States tax withholding). Non-U.S. Persons that are beneficial owners of Global Securities entitled to an exemption or reduced rate of U.S. withholding tax under a tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing a complete and executed

A-1

Form W-8BEN (Certificate of Foreign Status of Beneficial Owners for United States Tax Withholding) that properly claims such exemption or reduced tax rate. If the information shown on Form W-8BEN changes, a new Form W-8BEN must be filed within 30 days of such change.

        Exemption for Non-U.S. Persons (Form W-8IMY).    A Non-U.S. Person that is: (a) an intermediary or (b) a flow-through entity that is treated as a foreign partnership or trust for U.S. federal income tax purposes can claim an exemption by filing a complete and executed Form W-8IMY (Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding). Form W-8IMY generally requires additional Forms from beneficial owners and the beneficial owners of such beneficial owners of such foreign partnership or trust. Certain entities that have entered into agreements with the Internal Revenue Service (for example "qualified intermediaries") may be subject to different documentation requirements.

        Exemption for Non-U.S. Persons with effectively connected income (Form W-8ECI).    A Non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch with respect to which the interest income is effectively connected with its conduct of a trade or business in the United States, can claim an exemption from the withholding tax by filing a complete and executed Form W-8ECI (Certificate of Foreign Persons Claim of Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

        Exemption for U.S. Persons (Form W-9).    U.S. Persons can claim a complete exemption from backup withholding tax by filing a complete and executed Form W-9 (Payer's Request for Taxpayer Identification Number and Certification).

        U.S. Federal Income Tax Reporting Procedure.    The Global Securities holder files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency). Form W-8BEN and Form W-8ECI are effective until the third succeeding calendar year from the date the form is signed.

        U.S. Person.    As used herein the term "U.S. Person" generally means a beneficial owner of a Global Security that is for United States federal income tax purposes (a) a citizen or resident of the United States; (b) a corporation or partnership that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to United States federal income taxation regardless of its source; (d) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust; or (e) to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, that are treated as United States persons prior to that date and that elect to continue to be treated as United States persons. As used herein, the term "Non-U.S. Person" means a beneficial owner of a Global Security that is not a U.S. Person.

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SCHEDULE I

TARGETED AMORTIZATION SCHEDULE FOR THE CLASS A-1L NOTES

        This Targeted Amortization Schedule for the class A-1L notes is computed assuming, among other assumptions, that the aggregate principal balance of the class A-1L notes will be reduced to the balances set forth in the table below if prepayments on the student loans currently held in the trust and student loans acquired with proceeds of the offered notes issued on the initial closing date (including student loans to be added to the trust during the initial acquisition period) are prepaid at 100% of the "Consolidation Loan Prepayment Model."(1) Other assumptions are made which could impact the targeted amortization schedule. We make no representation regarding whether the assumptions used will occur as projected.

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption
9/30/2003	$100,000,000	$0	11/25/2006	$55,150,000	$4,740,000
11/25/2003	99,551,000	449,000	2/25/2007	49,379,000	5,771,000
2/25/2004	96,736,000	2,815,000	5/25/2007	43,871,000	5,508,000
5/25/2004	93,197,000	3,539,000	8/25/2007	38,381,000	5,490,000
8/25/2004	89,517,000	3,680,000	11/25/2007	33,006,000	5,375,000
11/25/2004	86,397,000	3,120,000	2/25/2008	27,710,000	5,296,000
2/25/2005	83,524,000	2,873,000	5/25/2008	21,991,000	5,719,000
5/25/2005	79,959,000	3,565,000	8/25/2008	16,791,000	5,200,000
8/25/2005	76,416,000	3,543,000	11/25/2008	11,484,000	5,307,000
11/25/2005	73,237,000	3,179,000	2/25/2009	6,036,000	5,448,000
2/25/2006	69,767,000	3,470,000	5/25/2009	497,000	5,539,000
5/25/2006	64,837,000	4,930,000	8/25/2009	0	497,000
8/25/2006	59,890,000	4,947,000

(1)
The "Consolidation Loan Prepayment Model" is defined as a constant prepayment rate of 0% in month one, increasing by 0.0666667% per month thereafter until it reaches a maximum constant prepayment rate of 8% in the 10th year.

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$200,000,000

GMAC ELF Student Loan Asset-Backed Notes
Series 2003-2

GMAC Education Loan Funding Trust-I,
Issuer

Prospectus Supplement

Citigroup	GMAC Commercial Holding Capital Markets Corp.	William R. Hough & Co.

September 24, 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

        We are not offering notes in any state where the offer is not permitted.

        We represent the accuracy of the information in this prospectus supplement and prospectus only as of the date of their respective covers.

        Until ninety days after the date of this prospectus supplement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus supplement and prospectus. This is in addition to the dealers' obligation to deliver a prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.